EXHIBIT 99.1

Vicinity Motor Corp. Announces Amendment to Repayment Schedule on CAD$12.0 Million Debenture to Support Near-Term Liquidity Goals

Amendment Defers CAD$5.8 Million in Repayments from April and July of 2024 until Maturity

VANCOUVER, BC – May 10, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the completion of an amendment of its unsecured debenture in the original principal amount of CAD$12.0 million, reflecting a modification of the repayment schedule to defer approximately CAD$5.8 million in principal repayments – originally due in April and July of 2024 – until the maturity date of October 4, 2024.

“We are pleased to announce the deferral of CAD$5.8 million of repayments on our debentures until the maturity date in October of this year,” said Brent Phillips, President of Vicinity Motor Corp. “I would like to thank our debtholders for their belief in our business momentum and flexibility in supporting our near-term liquidity goals as we monetize our inventory and robust order backlog. I look forward to continued operational execution in the near-term as we seek to instill a new level of operational and financial discipline at every level of our business.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.